UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2015
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note
This Report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s 1 Year 10.75% per annum Autocallable Reverse Convertible Securities due January 22, 2016 Linked to the Performance of the Common Stock of United Rentals, Inc.;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s 14.80% Contingent Coupon Autocallable Yield Notes due February 3, 2016 Linked to the Performance of the Common Stock of Gilead Sciences, Inc.;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s Knock-Out Notes due July 20, 2016 Linked to the Performance of the S&P 500® Index;

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s Review Notes due January 22, 2018 Linked to the Performance of the EURO STOXX 50® Index;

Exhibit 99.5: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s Dual Directional Buffered Return Enhanced Notes due February 3, 2016 Linked to the S&P 500® Index;

Exhibit 99.6: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s Trigger Phoenix Autocallable Optimization Securities Linked to the least performing underlying between the S&P 500® Index and the Russell 2000® Index due on January 23, 2025;

Exhibit 99.7: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s Trigger Phoenix Autocallable Optimization Securities Linked to the Common Stock of Gilead Sciences, Inc. due on January 23, 2020, Linked to the Common Stock of NVIDIA Corporation due on January 23, 2020, Linked to the Common Shares of AT&T Inc. due on January 23, 2020 and Linked to the Common Stock of Exxon Mobil Corporation due on January 23, 2020; and

Exhibit 99.8: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated January 22, 2015, relating to the registrant’s 10.00% per annum Contingent Coupon Autocallable Yield Notes due January 22, 2018 Linked to the Performance of General Electric Company, The Coca-Cola Company and Johnson & Johnson.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: January 22, 2015	By:	/s/ Elaine Sam
		Name:	Elaine Sam
		Title:	Authorized Officer

	By:	/s/ David Wong
		Name:	David Wong
		Title:	Authorized Officer